Exhibit 21.1
Alon Brands, Inc. Subsidiaries
Alon Financial Services, Inc., a Texas corporation
GTS Licensing Company, Inc., a Texas corporation
Skinny’s, LLC, a Texas limited liability company
Southwest Convenience Stores, LLC, a Texas limited liability company